EXHIBIT 11
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except per share amounts)
Basic Earnings per Share
Average shares outstanding	83,425	83,295	82,589

Income available to common shareholders	$22,942	$82,729	$120,411

Basic earnings per share	$0.28	$0.99	$1.46

Diluted Earnings per Share
Average common shares outstanding	83,425	83,295	82,589
Effect of dilutive stock options	90	135	204

Average diluted shares outstanding	83,515	83,430	82,793

Income available to common shareholders	$22,942	$82,729	$120,411

Diluted earnings per share	$0.27	$0.99	$1.45

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